# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pony AI Inc., CIK 0001969302
CUSIP: 732908108
Title of class of securities: Class A ordinary shares, par value $0.0005 per share
Address of issuer's principal executive offices: 1301 PEARL DEVELOPMENT BUILDING 1, MINGZHU 1ST ST, HENGLI TWN, NANSHA DIST, GUANGZHOU, China (F4), 511458
Date of event which requires filing of this statement: 11/26/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001094517

## Reporting persons
- Toyota Motor Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); sole voting power 42,453,831; shared voting power 0; sole dispositive power 42,453,831; shared dispositive power 0; aggregate amount beneficially owned 42,453,831 (15.8% of the class)
  Comment: Item 11* Based on 267,873,562 Class A ordinary shares reported by the Issuer to be issued and outstanding upon the completion of the Initial Public Offering and concurrent private placements (as defined and as further described in the Issuer's final prospectus on Form 424B4 filed with the SEC on November 27, 2024).

## Item 1. Issuer
Name of issuer: Pony AI Inc.
Address of issuer's principal executive offices: 1301 Pearl Development Building, 1 Mingzhu 1st Street, Hengli Town, Nansha District, Guangzhou, People's Republic of China, 511458

## Item 2. Person Filing
Name of person filing: Toyota Motor Corporation
Address of principal business office or, if none, residence: 1 Toyota cho, Toyota City, Aichi 471-8571, Japan
Citizenship: Please refer to Item 4 on the cover page for the Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for the Reporting Person and is incorporated herein by reference.

732908108 is the CUSIP number assigned to the Issuer's American Depositary Shares, each representing one Class A ordinary share, which are listed on the Nasdaq Global Select Market under the symbol "PONY." There is no CUSIP number assigned to the Class A ordinary shares.
Percent of class: The information required by Item 4(b) is set forth in Row 11 of the cover page for the Reporting Person and is incorporated herein by reference.
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for the Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for the Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
EXHIBIT DESCRIPTION
1 Power of Attorney*

____________________________________________________________

*Previously filed

## Signatures
- Toyota Motor Corporation: /s/ Masahiro Yamamoto, Masahiro Yamamoto/Chief Officer, Accounting Group (02/14/2025)